SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For May, 2009

(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CIA. DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP
Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer
Mario Azevedo de Arruda Sampaio
Head of Capital Markets and Investor Relations

SABESP announces 1Q09 results

São Paulo, May 15, 2009 - Companhia de Saneamento Básico do Estado de São Paulo –SABESP (BM&FBovespa: SBSP3; NYSE: SBS), one of the largest water and sewage services providers in the world based on the number of customers, announces today its results for the first quarter of 2009 (1Q09). The Company’s operating and when indicated otherwise, is presented in Brazilian Reais, in accordance with the Brazilian Corporate Law. All comparisons in this release, unless otherwise stated, refer to the same period of 2008.
SBSP3: R$ 28.96 / share SBS US$ 27.40 (ADR=2 shares) Total shares: 227,836,623 Market value: R$ 6.6 billion Closing price: May 15, 2009

1. Net Operating Revenue

				R$ million
	1Q08	1Q09	Change
			R$	%
(+) Gross operating revenue	1,658.6	1,779.4	120.8	7.3
(-) COFINS and PASEP taxes	118.5	126.0	7.5	6.3
(=) Net operating revenue	1,540.1	1,653.4	113.3	7.4
(-) Costs and expenses	915.8	1,191.4	275.6	30.1
(=) Earnings before financial expenses (EBIT*)	624.3	462.0	(162.3)	(26.0)
(+) Depreciation and amortization	150.1	161.6	11.5	7.7
(=) EBITDA**	774.4	623.6	(150.8)	(19.5)
(%) EBITDA margin	50.3	37.7	-	-

Net income	303.7	256.2	(47.5)	(15.6)

Earnings per share (R$)	1.33	1.12	-	-

(*) Earnings before interest and taxes
(**) Earnings before interest, taxes, depreciation and amortization

In 1Q09, net operating revenue totaled R$ 1.7 billion, a 7.4% increase compared to same period of 2008. Costs and expenses, stood at R$ 1.2 billion, 30.1% higher than in the previous year. EBITDA dropped 19.5%, from R$ 774.4 billion in 1Q08 to R$ 623.6 billion in 1Q09.

Earnings before financial expenses (EBIT) decreased 26.0%, from R$ 624.3 million in 1Q08 to R$ 462.0 million in 1Q09.

This quarter results was particularly affected by an accounting register of R$ 146.6 million, corresponding to payment of termination costs related to retired employees who will be laid off, between 2009 and 2011, in compliance to the Conduct Adjustment Term (TAC). Disregarding this fact, net income would have totaled R$ 358.3 million, and EBITDA R$ 778.2 million, with a 47.1% margin.

2. Gross operating revenue

In 1Q09, gross operating revenue grew R$ 120.8 million, or 7.3%, from R$ 1.7 billion in 1Q08 to R$ 1.8 billion in 1Q09. The main reasons for this increase were:

• The 5.1% tariff adjustment as of September 2008;
• The 3.0% growth in total billed volume, 2.7% of which corresponded to water and 3.5% to sewage.

3. Billed volume

The following tables show billed water and sewage volume per customer category and region in 1Q08 and 1Q09.

BILLED WATER AND SEWAGE VOLUME (1) PER CUSTOMER CATEGORY - million m3
Category	Water			Sewage			Water + Sewage
	1Q08	1Q09%		1Q08	1Q09%		1Q08	1Q09%
Residential	341.0	351.8	3.2	271.3	281.7	3.8	612.3	633.5	3.5
Commercial	37.8	38.6	2.1	34.6	35.4	2.3	72.4	74.0	2.2
Industrial	8.8	8.3	(5.7)	8.2	8.1	(1.2)	17.0	16.4	(3.5)
Public	10.8	10.9	0.9	8.7	8.9	2.3	19.5	19.8	1.5
Total retail	398.4	409.6	2.8	322.8	334.1	3.5	721.2	743.7	3.1
Wholesale	70.6	71.9	1.8	7.4	7.7	4.1	78.0	79.6	2.1
Total	469.0	481.5	2.7	330.2	341.8	3.5	799.2	823.3	3.0

BILLED WATER AND SEWAGE VOLUME (1) PER REGION - million m3

Region	Water			Sewage			Water + Sewage
	1Q08	1Q09%		1Q08	1Q09%		1Q08	1Q09%
Metropolitan	263.3	269.7	2.4	218.1	225.0	3.2	481.4	494.7	2.8
Regional (2)	135.1	139.9	3.6	104.7	109.1	4.2	239.8	249.0	3.8
Total retail	398.4	409.6	2.8	322.8	334.1	3.5	721.2	743.7	3.1
Wholesale	70.6	71.9	1.8	7.4	7.7	4.1	78.0	79.6	2.1
Total	469.0	481.5	2.7	330.2	341.8	3.5	799.2	823.3	3.0
(1) Not revised by the Independent Auditors
(2) Including coastal and coutryside

4. Costs, administrative and selling expenses

In 1Q09, costs of products and services, administrative and selling expenses increased 30.1% (R$ 275.6 million). Costs and expenses as a percentage of net revenue grew from 59.5% in 1Q08 to 72.1% in 1Q09. Excluding the TAC effect of R$ 146.6 million, these costs would have reached R$ 1,036.8 million and its net revenue percentage would be of 62.7% .

			R$ million
			Change
	1Q08	1Q09	R$	%
Payroll and benefits	319.0	488.0	169.0	53.0
Supplies	30.7	34.8	4.1	13.4
Treatment supplies	40.0	38.8	(1.2)	(3.0)
Services	128.4	181.7	53.3	41.5
Electric power	113.5	117.1	3.6	3.2
General expenses	68.4	58.0	(10.4)	(15.2)
Tax expenses	8.2	24.0	15.8	192.7

Sub-total	708.2	942.4	234.2	33.1

Depreciation and amortization	150.1	161.6	11.5	7.7
Credit write-offs	57.5	87.4	29.9	52.0

Costs, administrative and selling expenses	915.8	1,191.4	275.6	30.1

% over net revenue	59.5	72.1	-	-

4.1. Payroll and benefits

In 1Q09 payroll and benefits grew R$ 169.0 million or 53.0%, from R$ 319.0 million to R$ 488.0 million, due to:

• Wage increase of 5.03% as of May 2008;

• R$146.6 million increase (non recurring) due to the TAC, composed of advanced notice, assessment of Government Severance Indemnity Fund for Employees - FGTS - and benefits;

• R$7.9 million increase in payment of assessment of FGTS; due to lay off occurred in 1Q09, not associated to the TAC; and

• R$1.3 million increase in provision for pension plan obligations, due to the adjustment of 2009 estimated value.

4.2. Supplies

In 1Q09, supplies grew R$ 4.1 million or 13.4%, from R$ 30.7 million to R$ 34.8 million. The main reasons for this increase were expenses with supplies used in the maintenance of water and sewage treatment stations and electrical and electro-mechanical systems in pumping stations and sewage treatment, and the intensification of efforts related to the Water Loss Reduction Program.

4.3. Treatment supplies

In 1Q09, expenses with chemical products dropped R$ 1.2 million or 3.0%, from R$ 40.0 million in 1Q08 to R$ 38.8 million in 1Q09, mainly due to the improvement in the quality of water of the Alto Tietê and Guarapiranga reservoirs.

4.4. Services

In the 1Q09, this item grew R$ 53.3 million or 41.5%, from R$ 128.4 million to R$ 181.7 million. The main factors leading to this increase were:

• Expenses with advertising campaigns focused on social environmental initiatives, such as Onda Limpa, Projeto Verão, Córrego Limpo, PURA (Program for the Rational Use of Water), among others, in the amount of R$ 16.5 million, which will be recurring for the coming quarters;

• Expenses with risk contracts for the recovery of credits in the amount of R$ 8.7 million, due to the intensification of collection operations, which led to a R$ 65.3 million increase in the quarter’s ;

• Technical professional services in the amount of R$ 5.4 million due to the hiring of consultancy and advisory firms, as well as other specialized services focused on several areas, such as: implementation of Added-Value Management (GVA), hiring of the FIPECAFI (Actuarial and Economic Research Institute Foundation) to conduct studies regarding characteristics of large water clients demand, development of quality management projects for maintenance services at the Regional Office – GLOBAL “R”, investment bank to conduct the economic-financial valuation of the EMAE (Metropolitan Company of Water and Energy), engineering service to list, describe and analyze properties sewage systems; monitoring, analysis and integration of the information image exposure, among others;

• Residential connection and sewage network maintenance in the amount of R$ 7.5 million, due to the intensification of the efforts to meet the demand from the Córrego Limpo Program with the Municipality of São Paulo;

• Preventive and corrective maintenance of water and sewage treatment systems in the amount of R$ 3.8 million;

• Expenses with the implementation of PURA (Program for the Rational Use of Water) at municipal schools in the amount of R$ 3.4 million, as a result of the partnership established between Sabesp and the São Paulo municipal government, with higher disbursements since July/08;

• Hydrometer reading and bill delivery in the amount of R$ 2.5 million, due to the higher number of connections and utilization of new technologies, increasing security and speeding up the system for issuing and reading the bills; and

• Car rental expenses totaling R$ 2.2 million, due to the replacement of the Company’s own fleet as of 2008.

4.5. Electric power

In 1Q09, electric power expenses grew R$ 3.6 million or 3.2%, from R$ 113.5 million to R$ 117.1 million. This result was due to: The 3.5% adjustment in the tariff from the captive market and a 3.7% consumption increase, while the free market presented a 13.5% drop in consumption and 3.7% increase in tariffs.

	Participation (%)	Average Price Change ( %)	Weighted Average (%)
Free market	22.0	10.9	2.4
Captive market	78.0	3.5	2.7
			5.1

4.6. General expenses

In 1Q09, general expenses dropped R$ 10.4 million or 15.2%, from R$ 68.4 million to R$ 58.0 million, mainly due to the decline of R$ 14.6 million in provisions for judicial contingencies.

4.7. Credit write-offs

In 1Q09 credit write-offs grew R$ 29.9 million or 52.0%, from R$ 57.5 million to R$ 87.4 million, mainly due to the need to complement provision over the municipalities billing, that are served by the Company in the wholesale. These values are registered as provision at the moment of the debit, which will be non-recurring for the coming quarters.

4.8. Tax expenses

In 1Q09 tax expenses grew R$ 15.8 million or 192.7%, due to:

• Payment of the Municipal Real Estate Tax – IPTU to the São Paulo municipality in the amount of R$ 8.3 million, which will be recurring; and

• Payment of the TRCF (Regulation, Control and Supervision Charge) to ARSESP (São Paulo State Sanitation and Energy Regulatory Agency) in the amount of R$ 6.3 million, which will be recurring for the coming quarters.

5. Other operating revenues and expenses

5.1. Operating revenues

Operating revenues dropped R$ 7.8 million in 1Q09, mainly due to decrease in the sale of exceeding electric power.

5.2. Operating expenses

Operating expenses declined R$ 1.3 million or 38.2%, mainly as a result of lower write-off in suspended construction works and projects due to obsolescence.

6. Financial revenues and expenses

				R$ million
	1Q08	1Q09	Var.	%
Financial expenses
Interest and charges on domestic loans and financing	102.1	102.6	0.5	0.5
Interest and charges on international loans and financing	15.5	19.8	4.3	27.7
Interest rate over foreign remittance	1.4	0.9	(0.5)	(35.7)
Interest rate over lawsuit indemnity, net of provisions	39.2	19.4	(19.8)	(50.5)
Other financial expenses	15.7	7.9	(7.8)	(49.7)

Total financial expenses	173.9	150.6	(23.3)	(13.4)

Financial revenues	35.4	47.5	12.1	34.2

Financial expenses net of revenues	138.5	103.1	(35.4)	(25.6)

6.1. Financial expenses

In 1Q09, financial expenses dropped R$ 23.3 million or 13.4%, as described below:

• R$ 4.3 million increase in interest in international financing, due to the new AB LOAN, contracted in June, 2008, in the amount of US$ 250.0 million, with booking of interest of R$ 6.8 million in 1Q09; and to the loan with the IDB (Inter-American Development Bank), with variation of R$ 1.2 million, due to a lower US dollar depreciation, of 0.93% in 1Q09 compared to 1.25% in 1Q08;

• This increase was partially offset by the settlement of the 2008 Eurobonds, in June 2008, in the amount of US$ 98.0 million, with a R$ 3.8 million variation;

• Decrease in interest on lawsuits in the amount of R$ 19.8 million, due to lower indemnities payment; and

• R$ 7.8 million decrease in other financial expenses, mainly due to the adjustment in interest calculation regarding the special installment program (PAES).

6.2. Financial revenues

Financial revenues presented an increase of R$ 12.1 million mainly due to the income arising from the higher average balance of financial investments in 1Q09.

7. Foreign exchange and indexation

				R$ million
	1Q08	1Q09	Var.	%
Monetary variation over loans and financing	26.5	0.2	(26.3)	(99.2)
Currency exchange variation over loans and financing	11.5	(32.9)	(44.4)	(386.1)
Other variations	2.0	6.1	4.1	205.0

Variation on liabilities	40.0	(26.6)	(66.6)	(166.5)

Variation on assets	17.0	8.9	(8.1)	(47.6)

Net Variation	23.0	(35.5)	(58.5)	(254.3)

7.1. Variation on liabilities

The net effect of the variation on liabilities was R$ 66.6 million lower in 1Q09 versus 1Q08, due to the:

• 0.93% US Dollar appreciation versus the Brazilian Real in 1Q09, was higher than the US dollar depreciation in 1Q08 (1.25%), in addition to the currency basket variation, which recorded a 3.6% depreciation in 1Q09 and a 6.0% appreciation in 1Q08, totaling a net impact of R$ 44.4 million in exchange variations. The US Dollar denominated debt balance in 1Q08 was R$ 1.2 billion (US$ 679.7million), versus R$ 1.8 billion (US$ 789.3 million) in 1Q09;

• R$ 26.6 million decrease in monetary variation on debentures, resulting from a lower variation in the IGPM (General Market Price Index) – 0.92% in 1Q09, versus 2.38% in 4Q08; and

• Other monetary variations from lawsuit indemnities, with a R$ 4.1 million increase.

7.2. Variation on assets

The variation on assets declined R$ 8.1 million, mainly due to retention of JICA (former JBIC) disbursements in December 2008 and January 2009, which were affected by depreciation of the yen, by the time of the disbursement in February 2009.

8. Operating indicators

Sabesp continues to work on reducing water loss. Total water loss dropped 6.5%, from 29.1% in 1Q08 to 27.2% in 1Q09. This reduction can be observed by the 0.4% decrease in the volume of water produced combined to 2.7% increase in billed volume.

Operating indicators*	1Q08	1Q09%
Water connections (1)	6,804	6,989	2.7
Sewage connections (1)	5,198	5,381	3.5
Population directly served - water (2)	23.0	23.2	0.8
Population directly served - sewage (2)	18.9	19.3	1.8
Number of employees	16,804	16,349	(2.7)
Water volume produced (3)	721.6	719.0	(0.4)
Water losses (%)	29.1	27.2	(6.5)

(1) In thousand units at the end of the period.
(2) In thousand inhabitants at the end of the period, not including wholesale.
(3) In million m3 at the end of the period.
* Not revised by the Independent Auditors

9. Loans and financing

Financial leverage measured by the Net Debt/EBITDA ratio rose from 1.9x in 1Q08 to 2.3x in 1Q09, as a result of funds that the Company has been raising related to investments. In the same period, foreign currency debt increased from 23% to 35%, due to the Real devaluation and additional US denominated fund raising. However, in 1Q09 the company holds 85% of this debt with multilateral institutions versus 66% in 1Q08.

								R$ million
							2015 and
INSTITUTION	2009	2010	2011	2012	2013	2014	onwards	Total
Local market
Banco do Brasil	200.4	287.9	313.3	341.0	371.2	97.8	-	1,611.6
Caixa Econômica Federal	52.9	75.4	81.7	88.2	88.9	50.0	211.8	648.9
Debentures	588.2	350.1	454.9	32.9	73.4	40.4	40.4	1,580.3
FIDC - SABESP I	41.7	55.6	13.9	-	-	-	-	111.2
BNDES	32.2	42.8	42.8	36.9	4.2	-	-	158.9
BNDES BX SANTISTA	-	-	-	5.9	5.9	5.9	29.5	47.2
Others	2.0	6.4	6.6	-	-	-	-	15.0
Interest and charges	134.5	28.2	6.5	-	-	-	-	169.2
Local market total	1,051.9	846.4	919.7	504.9	543.6	194.1	281.7	4,342.3
International market
IDB	71.7	83.6	83.6	83.6	83.6	83.6	434.8	924.5
Eurobonds	-	-	-	-	-	-	324.1	324.1
JICA	-	-	12.9	25.7	25.7	25.8	386.1	476.2
IDB 1983AB	-	-	55.1	55.1	55.1	55.1	354.8	575.2
Interest and charges	32.2	-	-	-	-	-	-	32.2
International market total	103.9	83.6	151.6	164.4	164.4	164.5	1,499.8	2,332.2
Total	1,155.8	930.0	1,071.3	669.3	708.0	358.6	1,781.5	6,674.5

10. Conference Calls

In English	In Portuguese
May 19, 2009	May 19, 2009
3:00 PM (US EST) / 4:00 PM (Brasília)	1:00 PM (US EST) / 2:00 PM (Brasília)
Dial-in access: (1 973) 935-8893	Dial-in access: (55 11) 2188-0188
Conference ID: 10037888	Conference ID: Sabesp

Replay – available until 05/29/09	Replay – available until 05/26/09
Dial-in access: (1 706) 645-9291	Dial-in access: (55 11) 2188-0188
Replay ID: 10037888	Replay ID: Sabesp

Live webcast at www.sabesp.com.br

For more information, please contact:

Mario Arruda Sampaio
Phone: (55 11) 3388-8664
E-mail: maasampaio@sabesp.com.br

Angela Beatriz Airoldi
Phone: (55 11) 3388-8793
E-mail: abairoldi@sabesp.com.br

Statements contained in this press release may contain information that is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, SABESP performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Income Statement

Corporate Law Method (Law No. 6,404/76)			R$ '000
	PARENT COMPANY		CONSOLIDATED
	03/31/09	03/31/08	03/31/09
Gross Revenue from Sales and Services	1,779,367	1,658,617	1,779,367
Water Supply - Retail	913,539	854,058	913,539
Water Supply - Wholesale	82,072	77,055	82,072
Sewage Collection and Treatment	749,226	697,585	749,226
Sewage Collection and Treatment - Wholesale	5,678	4,825	5,678
Other Services	28,852	25,094	28,852

Taxes on Sales and Services - COFINS and PASEP	(126,001)	(118,548)	(126,001)

Net Revenue from Sales and Services	1,653,366	1,540,069	1,653,366

Costs of Sales and Services	(835,189)	(664,753)	(835,189)

Gross Profit	818,177	875,316	818,177

Operating Expenses
Sales	(208,516)	(138,613)	(208,516)
Administrative	(147,722)	(112,476)	(147,860)
Other Operating Revenue (Expenses)	5,470	10,957	5,470

Operating Result Before Equity Interest	467,409	635,184	467,271
Equity Results	(31)	-	-

Earnings Before Net Financial Result	467,378	635,184	467,271
Financial Income and Expenses, Net	(93,026)	(150,190)	(92,919)
Foreing Exchange Gain (Loss), Net	25,423	(11,298)	25,423

Income (loss) before Taxes on Income	399,775	473,696	399,775

Income and Social Contribution Taxes

Current Income Tax/Social Contribution	(176,354)	(192,297)	(176,354)
Deferred Income Tax/Social Contribution	32,793	22,326	32,793

Net Income (loss)	256,214	303,725	256,214

Registered common shares (thousand of shares)	227,836	227,836	227,836
Earnings per shares R$	1.12	1.33	1.12

Depreciation and Amortization	(161,692)	(150,126)	(161,692)
EBITDA	623,601	774,352	623,494
% over net revenue	37.7%	50.3%	37.7%

Balance Sheet

Brazilian Corporate Law				R$ '000
ASSETS	PARENT COMPANY		CONSOLIDATED
	03/31/2009	03/31/2008	03/31/2009	03/31/2008
Current
Cash and Cash Equivalents	797,909	622,059	801,514	625,732
Accounts Receivable, net	1,127,086	1,129,746	1,127,086	1,129,746
Accounts Receivable from Shareholders	147,269	210,131	147,269	210,131
Inventory	42,228	47,678	42,228	47,678
Taxes and contributions	6,552	4,665	6,552	4,665
Other Receivables	27,044	49,478	27,048	49,478
Deferred income tax and social contribution	181,286	170,982	181,286	170,982

Total Current Assets	2,329,374	2,234,739	2,332,983	2,238,412

Non-current
Long Term Assets:
Accounts Receivable, net	282,867	326,472	282,867	326,472
Accounts Receivable from Shareholders	1,399,023	1,389,835	1,399,023	1,389,835
Indemnities Receivable	146,213	148,794	146,213	148,794
Judicial Deposits	51,236	49,127	51,236	49,127
Other accounts receivable	207,985	192,257	207,985	192,257
Taxes and contributions	455,856	435,341	455,856	435,341

	2,543,180	2,541,826	2,543,180	2,541,826

Investments	4,521	4,552	719	720
Permanent Assets	15,047,121	14,926,433	15,047,337	14,926,616
Intangible Assets	837,807	815,416	837,807	815,416

	15,889,449	15,746,401	15,885,863	15,742,752

Total Permanent Assets	18,432,629	18,288,227	18,429,043	18,284,578

Total Assets	20,762,003	20,522,966	20,762,026	20,522,990

LIABILITIES AND SHAREHOLDERS' EQUITY	03/31/2009	03/31/2008	03/31/2009	03/31/2008

Current
Suppliers and Constructors	175,656	187,139	175,657	187,143
Loans and Financing	1,289,791	1,448,860	1,289,791	1,448,860
Salaries and Payroll Charges	357,065	196,056	357,087	196,075
Deferred Taxes and Contributions	139,814	130,409	139,814	130,410
Taxes and contributions	50,498	64,369	50,498	64,369
Interest on Own Capital Payable	275,007	275,007	275,007	275,007
Provision for Judicial Pendencies	492,092	459,395	492,092	459,395
Services Payable	198,112	198,511	198,112	198,511
Other Payables	58,230	57,149	58,230	57,149

Total current liabilities	3,036,265	3,016,895	3,036,288	3,016,919

Non-current
Long Term Liabilities:
Loans and Financing	5,384,714	5,416,248	5,384,714	5,416,248
Taxes and Contributions Payable	107,196	114,210	107,196	114,210
Deferred Taxes and Contributions	145,205	141,492	145,205	141,492
Provision for Contingencies	677,932	698,253	677,932	698,253
Pension Fund Obligations	434,553	419,871	434,553	419,871
Other Payables	227,495	223,568	227,495	223,568

Total non-current liabilities	6,977,095	7,013,642	6,977,095	7,013,642

Shareholder's Equity
Capital Stock	6,203,688	6,203,688	6,203,688	6,203,688
Capital Reserves	124,255	124,255	124,255	124,255
Revaluation Reserves	2,231,350	2,253,012	2,231,350	2,253,012
Profit Reserves	1,911,474	1,911,474	1,911,474	1,911,474
Accrued income	277,876	-	277,876	-

Total Shareholder's Equity	10,748,643	10,492,429	10,748,643	10,492,429

Total Liabilities and Shareholder's Equity	20,762,003	20,522,966	20,762,026	20,522,990

Cash Flow

Brazilian Corporate Law			R$ '000
			CONSOLIDATED
Description	Jan-Mar/09	Jan-Mar/08	Jan-Mar/09
Cash flow from operating activities
Net income for the period	256,214	303,725	256,214
Adjustments for reconciliation of net income			-
Deferred income tax and social contribution	(40,977)	(22,326)	(40,977)
Provisions for contingencies	48,068	91,958	48,068
Reversion of provision for losses	288	(226)	288
Other provisions	122	117	122
Liabilities related to pension plans	19,037	17,514	19,037
Loss in the write-off of property, plant and equipment	1,780	3,236	1,780
Depreciation and Amortization	161,692	150,126	161,693
Interest calculated on loans and financing payable	123,271	118,965	123,271
Foreign exchange loss on loans and financing	(32,648)	38,013	(32,648)
Monetary variation over interest on own capital	-	7,338	-
Passive monetary exchange variation and interest	1,555	2,593	1,555
Active monetary exchange variation and interest	(8,479)	(6,141)	(8,479)
Equity result	31	-	-
Provisions for bad debt	87,400	57,468	87,400
Adjusted net income	617,354	762,360	617,324

(Increase) decrease in assets:
Clients	(41,130)	(93,120)	(41,131)
Accounts receivable from shareholders	55,709	169,292	55,709
Receivable indemnities	2,581	-	2,581
Inventories	5,162	7,931	5,162
Recoverable Taxes	(1,887)	6,480	(1,887)
Other accounts receivable	7,119	(26,844)	7,115
Judicial deposits	6,353	(8,043)	6,353
Increase (decrease) in liabilities:
Accounts payable to suppliers and contractors	(4,249)	(34,080)	(4,252)
Salaries and payroll charges	161,009	18,404	161,015
Taxes and contributions	836	13,821	832
Services payable	(15,091)	(10,495)	(15,091)
Other accounts payable	388	813	388
Contingencies	(38,082)	(82,929)	(38,082)
Pension plan	(4,355)	(4,118)	(4,355)
Variation on assets and liabilities	134,363	(42,888)	134,357

Net cash from operating activities	751,717	719,472	751,681

Cash flow from investing activities:
Acquisition of property, plant and equipment	(325,691)	(218,029)	(325,723)
Increase in intangible assets	(4,233)	(14,634)	(4,233)

Net cash used in investing activities	(329,924)	(232,663)	(329,956)

Cash flow from financing activities
Loans and Financing - long term
Funding	178,193	38,821	178,193
Payments	(424,136)	(202,240)	(424,136)

Interest on own capital payment	-	(408,162)	-

Net cash used in financing activities	(245,943)	(571,581)	(245,943)

Net increase (decrease) in cash equivalents	175,850	(84,772)	175,782
Cash and cash equivalents at the beginning of the period	622,059	464,997	625,732
Cash and cash equivalents at the end of the period	797,909	380,225	801,514

Change in Cash	175,850	(84,772)	175,782

Additional information on cash flow:
Interest and taxes over loans and financing	105,658	96,260	105,658
Capitalization of interest and financial charges	(35,283)	12,826	(38,283)
Payable income tax and social contribution	513,873	145,037	513,873
Property, plant and equip. received as donation and/or paid in stocks	-	3,100	-
COFINS and PASEP taxes payable	129,604	178,731	129,604
Agreements and commitment to program contracts	19,190	45,973	19,190

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.

Date: May 15, 2009

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/S/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.